UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Nalco Holding Company

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

62985Q 10 1

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62985Q 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo/Nalco Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,017,016 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 6,017,016 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,017,016 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 62985Q 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP Nalco LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,017,016 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 6,017,016 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,017,016 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 62985Q 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 8,168,729 shares of Common Stock (see Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 8,168,729 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,168,729 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 62985Q 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 14,185,745 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 14,185,745 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,185,745 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 62985Q 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 14,185,745 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 14,185,745 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,185,745 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 3 supplements and amends the Statement on Schedule 13D filed on November 24, 2004, as amended and supplemented by Amendment No. 1 thereto filed on August 19, 2005, as amended and supplemented by Amendment No. 2 thereto filed on August 24, 2005, by (i) Apollo/Nalco Acquisition LLC, a Delaware limited liability company (“Apollo LLC”), (ii) AP Nalco L.P., a Delaware limited partnership (“AP Nalco,” together with Apollo LLC, the “Apollo Members”), (iii) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Investment V”), (iv) Apollo Management V, L.P., a Delaware limited partnership (“Management”) and (v) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors V,” and together with the Apollo Members, Investment V, Management and Advisors V, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Nalco Holding Company (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on November 24, 2004, Amendment No. 1 thereto filed on August 19, 2005 and Amendment No. 2 thereto filed on August 24, 2005, as applicable.

Responses to each item of this Amendment No. 3 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On December 30, 2005, Nalco LLC distributed an aggregate of 38,029,261 shares of the Issuer’s common stock to the members of Nalco LLC that qualified as “venture capital operating companies” (as defined in 29 C.F.R. Sec. 2510.3-101(d), which included the distribution of 11,382,724 shares to Investment V.

On March 21, 2006, Nalco LLC, Apollo Investment Fund V, L.P., Blackstone Capital Partners IV LP and GS Capital Partners 2000, L.P. (collectively, the “Selling Stockholders”) sold an aggregate of 15,000,000 shares of Common Stock in connection with an underwritten offering registered on the registration statement on Form S-3 (File No. 333-130715) filed by the Issuer with the Securities and Exchange Commission on December 27, 2005, as supplemented by the prospectus supplement dated March 15, 2006 (the “Prospectus”).  Following such sale, Investment V is the record holder of 8,168,729 shares of Common Stock and the Apollo Members may be deemed to beneficially own 6,017,016 shares of Common Stock held of record by Nalco LLC, which represents in the aggregate approximately 9.9% of the outstanding Common Stock of the Issuer.

The aggregate of 14,185,745 shares of Common Stock shown as beneficially owned by the Apollo Members and Investment V in this Amendment No. 3 to Schedule 13D reflects (i) the Apollo Members’ percentage or pecuniary interest in the 10,867,329 shares of Common Stock held of record by Nalco LLC, based on the percentage of the outstanding membership interests in Nalco LLC owned by the Apollo Members, and excludes the balance of such shares which represent the other Sponsors’ and the management members’ percentage interest in Nalco LLC, and (ii) the 8,168,729 shares of Common Stock owned of record by Investment V,.  The shares of Common Stock shown as beneficially owned by Management include the shares of Common Stock shown as beneficially owned by the Apollo Members and Investment V.  The shares of Common Stock shown as beneficially owned by Advisors V include the shares of Common Stock shown as beneficially owned by AP Nalco and Investment V.  AIFVM may also be deemed to beneficially own the shares of common stock shown as beneficially owned by each of the Apollo Members, Investment V and Management.  Capital Management V may also be deemed to beneficially own the shares of common stock shown as beneficially owned by each of AP Nalco, Investment V and Advisors V.  Because voting and dispositive decisions of Nalco LLC with respect to the Common Stock of the Issuer require the approval of at least two of the Sponsors, the Apollo Members, Investment V, Management, Advisors V, AIFVM and Capital Management V each disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Sponsors or by Nalco LLC, in excess of their pecuniary interests in such securities, if any, and the filing of this Amendment No. 3 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.  The Apollo Members, Management, Advisors V, AIFVM and Capital Management V each also disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any Investment V, in excess of their pecuniary interests in such securities, if any, and the filing of this Amendment No. 3 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)  See the information contained on the cover pages to this Amendment No. 3 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 142,809,895 outstanding shares of Common Stock of the Issuer as of March 1, 2006, as reported by the Issuer in the Prospectus.

(b) See the information contained on the cover pages to this Amendment No. 3 to Schedule 13D which is incorporated herein by reference.

(c)  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 3 to Schedule 13D.

(d)  In accordance with the terms of the Nalco LLC Limited Liability Company Operating Agreement, and if approved by the board of directors of Nalco LLC, the members of Nalco LLC have the right to receive dividends from and the proceeds from any sale of Common Stock in accordance with their membership interests in Nalco LLC.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:
Underwriting Agreement

On March 15, 2006, Investment V and the other Selling Stockholders entered into an Underwriting Agreement with Citigroup Global Markets Inc. (the “Underwriter”) and the Issuer, whereby the Selling Stockholders agreed to sell an aggregate of 15,000,000 shares of Common Stock, and, at the election of the Underwriter, up to 2,250,000 additional shares to cover over-allotments (the “Over-Allotment Shares”).  In connection with the Underwriting Agreement, Investment V and the other Selling Stockholders agreed not to dispose of or hedge any of their shares of Common Stock or securities convertible into shares of Common Stock for a period of 60 days after March 15, 2006, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of the Underwriter.  Closing of the sale of the aggregate 15,000,000 shares of Common Stock occurred on March 21, 2006.  See the Form of Underwriting Agreement, which is incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 10-K, as provided in Item 7 herein.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:

Underwriting Agreement dated as of March 15, 2006 by and among the Issuer, the Selling Stockholders and the Underwriter (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2006 (File No. 001-32342)

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: March 22, 2006	APOLLO INVESTMENT FUND V, L.P.

	By:	APOLLO ADVISORS V, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: March 22, 2006	APOLLO/NALCO ACQUISITION LLC

	BY:	APOLLO MANAGEMENT V, L.P.,
its Manager

		BY:	AIF V Management, Inc.
its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: March 22, 2006	AP NALCO L.P.

	By:	APOLLO ADVISORS V, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: March 22, 2006
APOLLO MANAGEMENT V, L.P.

	By:	AIF V MANAGEMENT, INC.
Its General Partner

		By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: March 22, 2006	APOLLO ADVISORS V, L.P.

	By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

		By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President